COMMENTS 2/15/08
Genworth Life and Annuity Insurance Company
Guaranteed Income Annuity Certificates
Initial Registration Statement filed on Form S-1
File No. 333-142494

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1.   Cover Page

        Please consider simplifying the disclosure on the outside front cover page of the prospectus. For example, remove defined terms from the cover page that are defined later in the prospectus. See the Summary on page 4.

2.   Generally

        a.   Use of Defined terms. Please consider defining terms as they are introduced. Disclosure in the document states that terms will be defined when they are first used, but many terms are not defined until the glossary appears at the back of the document.

        b.   Please explain to the staff why the certificate is structured such that the remaining account value is paid to the company as the premium payment for a fixed annuity rather than waiting until the account value reaches 0 and then making payments under the certificate.

        c.   The reference to Base Income (several sections) is confusing without any context.

3.   What Protection Does the Certificate Provide? (p 5)

        Please clarify the last sentence of the fourth paragraph on page 5, which states that "income comes first in the form of withdrawals from your Account and, only if most of the Account Value is exhausted, from subsequent payments made to you by the Company."

 4.   How does my Certificate work (pp 5-6)

        a.   Please revise the section entitled "How does my Certificate work?" utilizing Plain English principles. The disclosure should explain to the reader basically how the contract works. The disclosure, as is, is impenetrable and comprised of too many defined terms.

        b.   As the Certificate is currently structured there are two phases: a "Funding Phase" and a "Payout Phase." The term "Funding Phase" is confusing because the "Funding Phase" contemplates both making additional investments and taking withdrawals from an account. The "Funding Phase" also appears to involve two distinct withdrawal phases (withdrawals before age 65 and withdrawals after age 65) that could be explained more clearly. Consider a descriptive term for this "phase" that more accurately describes what is going on. Likewise, the term "Payout Phase" is confusing because it only contemplates payouts upon the account value falling below a minimum amount. Consider using an alternative term that more accurately describes this circumstance (such as "Benefit Phase" or "Guarantee Phase").

        c.   The second paragraph of this section is difficult to follow. The sentences involve a lot of defined terms and caveats.

5.   Designated Asset Allocation Models (p 6)

        Although the specific risk return profiles made available by Asset Mark under the Certificate are Profiles 3 and 4, their reference in this section of the prospectus does not add anything to the understanding of the disclosure (and may confuse an investor). Is there a way to refer to these profiles in a manner other than "3 or 4?" (Comment also applies to Fee Table on page 5.)

6.   Risk Factors (pp 6-8)

        a.   <u>Your Account may perform well enough so that you may not need the guarantee</u>. The disclosure states on pages 6 and 7:

> Accordingly, <u>a significant risk</u> against which the Certificate protects, *i.e.*, that your Account Value will be reduced below the Minimum Amount by withdrawals (within the limits of the Certificate) and/or poor investment performance and that you live beyond the age when your Account value is reduced below the Minimum Amount (assuming you are the Participant), is likely to be small."

It would appear this is the only risk. Does the Certificate protect against anything else?

        b.   <u>Early Withdrawals and Excess Withdrawals may substantially reduce your guarantees</u>. Please make clear that withdrawals made **before** the age of 65 adversely affect your benefits under the Certificate. Also, this paragraph contains too many definitions which make the disclosure very dense and difficult to read.

        c.   <u>Claims Paying Ability of the Company</u>. The reference to a separate account in this context is unnecessary and only adds confusion to the disclosure. The relevance to the prospective purchaser is the reliance on the long term ability of the company to continue making payments.

        d.   <u>Tax Consequences.</u> The term "Base Income" appears here but is not explained until page 18. Why not state in plain English that the certificate will be cashed out to buy a fixed annuity?

7.   The Certificate (pp 7-8)

        The first full paragraph references an income election, which is confusing because this has not been explained. Also, using the defined term "Maximum Annuity Age" seems unnecessary because it appears to always be age 100. If so, just say "age 100."

8.   Management of Your AssetMark Account (p 8)

        In explaining the two Risk-Return Profiles, Profile 4 is referred to as both a "growth" and "balanced growth" allocation. Please correct the inconsistency.

9.   How are the Birthday and Withdrawal Exercise Date Calculated? (p 11)

        a.   It appears the "Withdrawal Age" is always age 65. Rather than use a defined term, just reference "age 65" to avoid complicating the disclosure.

        b.   Please explain the difference between "sole Owner" and "sole Participant."

10.   What is an Excess Withdrawal? (pp 13-14)

        The second sentence on page 14 states "The example below is similar to the Early Withdrawal example, but because you are over age 65 and are permitted to take Guaranteed Withdrawals, there is a slight difference." What is the slight difference?

11.   Asset Charges (p. 14)

        a.   Disclosure in the first paragraph states that the Asset Charge will be deducted quarterly, while disclosure in the second paragraph states that the Asset Charge is deducted "on the same schedule and in the same manner as the advisory fees for your Account." May the charges be deducted other than quarterly?

        b.   What do the asterisks represent in the formulae on page 15? Please use the same terms/symbols in all examples consistently.

12.   Will the fees I pay for advice and other services impact my Account Value and the Guarantees under my Certificate? (p 16)

        Please explain to the staff which advisory service fees are being referred to here? Is it the advisory fees associated with strategists? If so, why not put it on the company to keep these fees down so as not to jeopardize a certificate owner with an excess withdrawal?

13.   Payout Phase Under the Certificate (pp 17-18)

a.   The concept that your Account Value is transferred to the Company as the premium payment for a fixed income annuity should come up earlier in the disclosure.

b.   <u>When your Account Value falls below the Withdrawal Guarantee</u>. The disclosure states that only if you wish to cancel your Certificate do you need to contact the company when your Account Value falls below the Withdrawal Guarantee. Why would someone want to cancel the certificate at this time?

c.   <u>When your Account Value Falls below the Minimum Accout Value for your AssetMark Account</u>. It appears the Minimum Account Value is $20,000. If so, rather than using a defined term, just state it is $20,000.

d.   <u>Base Income</u>. (i) The disclosure states that at any time before you reach the Maximum Annuity Age set forth in your Certificate, you may elect the Base Income provision. What if you have already dropped below the Withdrawal Guarantee/Minimum Account Value? (ii) It is unclear how the Base Income Payments are calculated. (iii) Also, why define the term Base Income rather than just stating that you can buy a different annuity?

14.   Death Provisions Under the Certificate (p 18)

In the first paragraph please explain the difference between a Qualified and Non-Qualified Certificate so that a prospective purchaser can focus in on the disclosure relevant to him or her.

15.   Illustration of How the Certificate Works (p.20)

a.   Please clarify the terms "asset management fees" and "advisory fees." Is one of these underlying fund fees?

b.   Are there any custodial fees?

c.   Explain why the examples utilize two different birthdates (86th and 89th). Does the client in Example 1a take longer to run out of money because he did not purchase the certificate? If so, please disclose.

16.   Asset Allocation Issues (p21)

In the last paragraph of this section, the discussion references "Withdrawals" made to invest in another investment account or Model not eligible for use with the Certificate. The disclosure states that such Withdrawals may reduce the Withdrawal Guarantee Amount. Shouldn't the term "Withdrawals" refer to excess or early withdrawals, as permitted withdrawals should not have an adverse impact?

17.   Suspension and Termination Provisions of the Contract and the Certificates (pp 21-23)

The disclosure suggests that the Contract may be suspended or terminated because of non-compliance by AssetMark. Please explain to the staff why a Certificate owner would be placed at risk because AssetMark might do something wrong.

18.   Amendments to the Contract and Certificate (p 23)

Please explain to the staff how it is permissible for the company to reserve the right to amend the Contract and Certificate to accommodate design changes.

19.   Taxation of the Certificate (pp 23-27)

The disclosure states that "any Account Value paid to us as a result of your Account Value being reduced below your Minimum Amount (or upon reaching your Maximum Annuity Age, if applicable) will be a taxable event and therefore cannot be paid to us on a tax-free basis." Please explain why this disclosure is relevant for certificate owners. This disclosure appears relevant to how Genworth should treat the income.

20.   Sales of the Certificates (pp 27-28)

Please revise the fourth paragraph on page 28 to state "You indirectly pay the incentives described above through the fees and charges imposed under the Certificates."

21.   Return Privilege (p 29)

The disclosure states the free-look period is generally 30 days. The disclosure also states that in certain states the Certificate owner may have more than 10 days to return the Certificate. Please explain the apparent inconsistency.